                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                ___________________

                                   SCHEDULE 13E-3
                          RULE 13E-3 TRANSACTION STATEMENT
         (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                                 (AMENDMENT NO. 1)



                           ROCK BOTTOM RESTAURANTS, INC.
                                (Name of the Issuer)

                           ROCK BOTTOM RESTAURANTS, INC.
                                  RB CAPITAL, INC.
                               RBR ACQUISITION CORP.
                                    FRANK B. DAY
                                 ROBERT D. GREENLEE
                                    DAVID M. LUX
                                    ARTHUR WONG
                      (Name of the Person(s) Filing Statement)

                       Common Stock, Par Value $.01 Per Share
                           (Title of Class of Securities)

                                     771833100
                       (CUSIP Number of Class of Securities)
                                ___________________

                                  William S. Hoppe
                           Rock Bottom Restaurants, Inc.
                         248 Centennial Parkway, Suite 100
                            Louisville, Colorado  80027
                                   (303) 664-4000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices
            and Communications on Behalf of Person(s) Filing Statement)
                       _____________________________________

                                     COPIES TO:

         Mark D. Gerstein, Esq.                     Paul Hilton, Esq.
            Latham & Watkins                   Davis, Graham & Stubbs LLP
         Sears Tower, Suite 5800           370 Seventeenth Street, Suite 4700
        Chicago, Illinois  60606              Denver, Colorado  80201-0185
             (312) 876-7700                          (303) 892-9400



     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c.  [ ]  A tender offer.

 d.  [ ]  None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

                             CALCULATION OF FILING FEE


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
          Transaction Valuation*                  Amount Of Filing Fee**
               $61,268,949                             $12,254
-------------------------------------------------------------------------------
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

* For purposes of calculating the filing fee only. Determined by (1) multiplying 8,045,796 shares of common stock, par value $.01 per share, of Rock Bottom Restaurants, Inc. (less an aggregate of 2,200,173 shares to be contributed to RB Capital, Inc. by certain of its affiliates) by $10.00 per share, and (2) adding thereto the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 966,907 options are canceled in exchange for cash in the transaction).

** The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $12,254    Filing party: Rock Bottom Restaurants, Inc.
                                                 RB Capital, Inc.
                                                 RBR Acquisition Corp.
                                                 Frank B. Day
                                                 Robert D. Greenlee
                                                 David M. Lux
                                                 Arthur Wong

Form or registration no.:  13E-3   Date filed:  April 19, 1999

                                    INTRODUCTION


     This Amendment No. 1 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") filed jointly by
Rock Bottom Restaurants, Inc., a Delaware corporation (the "Company"), RB Capital, Inc., a Delaware corporation ("RB Capital"), RBR Acquisition Corp., a Delaware corporation ("RBR Acquisition"), and Frank B. Day, Robert D. Greenlee, David M. Lux and Arthur Wong, each an individual, with the Securities and Exchange Commission (the "Commission") on April 19, 1999 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder, in connection with the proposed merger (the "Merger") of the Company with and into RBR Acquisition pursuant to an Agreement and Plan of Merger, dated as of March 18, 1999 (the "Merger Agreement"), by and among the Company, RB Capital and RBR Acquisition. RB Capital and RBR Acquisition were each formed by Messrs. Day, Greenlee, Lux and Wong in connection with the Merger and RBR Acquisition is a wholly owned subsidiary of RB Capital.


     In the Merger and pursuant to the terms and conditions set forth in the Merger Agreement, the Company will merge with and into RBR Acquisition, with the Company as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger, each issued and outstanding share of common stock, par value $.01 per share, of the Company (the "Shares") (other than Shares held by (1) the Company or any of its wholly-owned subsidiaries, (2) RB Capital or RB Acquisition, or (3) stockholders who perfect their rights under Delaware law to dissent from the Merger and seek an appraisal of their Shares) will be converted into and become the right to receive $10.00 per Share in cash, without interest. As a result of the Merger, RB Capital will own 100% of the capital stock of the Surviving Corporation.


     The Company has filed with the Commission a preliminary proxy statement (as amended and supplemented through the date hereof, the "Proxy Statement") pursuant to which the stockholders of the Company will be given notice of the Merger. A copy of the Proxy Statement is attached hereto as Exhibit
99(d)(1).  Certain items in the cross reference sheet included in the
Schedule 13E-3 in accordance with General Instruction F to Schedule 13E-3 are hereby amended and supplemented in their entirety as set forth below. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.



                     AMENDMENTS TO CROSS REFERENCE SHEET




 ITEM IN SCHEDULE 13E-3  LOCATION IN PROXY STATEMENT
 ----------------------  ---------------------------

                                      2


 Item 7. Purpose(s), Alternatives, Reasons and Effects.

       (a)-(c)......     "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- RB Capital's and RBR
                         Acquisition's Purpose and Reason for the Merger" and
                         "SPECIAL FACTORS --Plans for the Company after the
                         Merger"

       (d)..........     "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- RB Capital's and RBR
                         Acquisition's Purpose and Reason for the Merger,"
                         "SPECIAL FACTORS -- Interests of Certain Persons in
                         the Merger; Certain Relationships," "SPECIAL FACTORS --
                         Certain Effects of the Merger," "SPECIAL FACTORS --
                         Financing of the Merger -- Equity Contributions" and
                         "SPECIAL FACTORS -- Material Federal Income Tax
                         Consequences of the Merger."

                                       3

 Item 8. Fairness of the Transaction.

       (a)-(f)......     "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- Opinion of Financial
                         Advisor to the Special Committee," "SPECIAL FACTORS
                         -- RB Capital's and RBR Acquisition's Purpose and
                         Reason for the Merger" and Annex B

 Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

       (a)-(c)......     "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- Opinion of Financial
                         Advisor to the Special Committee," "SPECIAL FACTORS --
                         RB Capital's and RBR Acquisition's Purpose and Reason
                         for the Merger" and Annex B

 Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        (a)-(b).....     "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING
                         -- Purpose of the Special Meeting," "INFORMATION
                         CONCERNING THE SPECIAL MEETING -- Required Vote,"
                         "SPECIAL FACTORS -- Background of the Merger,"
                         "SPECIAL FACTORS -- Recommendation of the Special
                         Committee and Board of Directors; Fairness of the
                         Merger," "SPECIAL FACTORS -- RB Capital's and RBR
                         Acquisition's Purpose and Reason for the Merger,"
                         "SPECIAL FACTORS -- Financing of the Merger -- Equity
                         Contributions," "THE MERGER AGREEMENT -- Treatment of
                         Certain Shares Held by the Founders and Certain Other
                         Individuals" and "THE VOTING AGREEMENT"

 Item 14. Financial Information.

        (a).........     "SUMMARY -- Selected Consolidated Financial Data of
                         the Company" and "WHERE YOU CAN FIND MORE INFORMATION"


 ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


       The response to Item 1(e) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:






       (e) The Company has not made an underwritten public offering of the class of securities which is the subject of the Rule 13e-3 transaction during the past three years.

ITEM 6.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


       The response to Item 6(d) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:






       (d)     No request is made pursuant to Item 6(d) of Schedule 13E-3.


ITEM 7.     PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


       The response to Item 7 of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:



       (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS --Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- RB Capital's and RBR Acquisition's Purpose and Reason for the Merger" and "SPECIAL FACTORS -- Plans for the Company after the Merger" of the Proxy Statement is incorporated herein by reference.



       (d) The information set forth in the sections entitled "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- RB Capital's and RBR Acquisition's Purpose and Reason for the Merger," "SPECIAL FACTORS -- Interests of Certain Persons in the Merger; Certain Relationships," "SPECIAL FACTORS -- Certain Effects of the Merger," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions" and "SPECIAL FACTORS -- Material Federal Income Tax
Consequences of the Merger."

ITEM 8.     FAIRNESS OF THE TRANSACTION.


       The response to Item 8 of the Schedule 13E-3 is hereby amended and supplemented in its entirety to reads as follows:



       (a)-(f) The information set forth on the Cover Page to the Proxy Statement and in the sections entitled "INFORMATION CONCERNING THE SPECIAL MEETING -- Purpose of the Special Meeting," "INFORMATION CONCERNING THE
SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and
Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee," "SPECIAL FACTORS -- RB Capital's and RBR Acquisition's Purpose and Reason for the Merger" of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.


ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


       The response to Item 9 of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:



       (a)-(c) The information set forth in the sections entitled "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee" and "SPECIAL FACTORS -- RB Capital's and RBR Acquisition's Purpose and Reason for the Merger" of the Proxy Statement and in Annex B to the Proxy Statement is incorporated herein by reference.



ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

       The response to Item 12 of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:

       (a)-(b) The information set forth in the sections entitled "SUMMARY," "INFORMATION CONCERNING THE SPECIAL MEETING -- Purpose of the Special Meeting," "INFORMATION CONCERNING THE SPECIAL MEETING -- Required Vote," "SPECIAL FACTORS -- Background of the Merger," "SPECIAL FACTORS -- Recommendation of the Special Committee and Board of Directors; Fairness of the Merger," "SPECIAL FACTORS --RB Capital's and RBR Acquisition's Purpose and Reason for the Merger," "SPECIAL FACTORS -- Financing of the Merger -- Equity Contributions," "THE MERGER AGREEMENT -- Treatment of Certain Shares Held by the Founders and Certain Other Individuals" and "THE VOTING AGREEMENT" of the Proxy Statement is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


       The response to Item 13(b) and (c) of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:






       (b)     No provision contemplated by Item 13(b) has been made.



       (c) This Rule 13e-3 transaction does not involve the exchange contemplated by Item 13(c).

ITEM 14.  FINANCIAL INFORMATION.


       Item 14 of the Schedule 13E-3 is hereby amended and supplemented in its entirety to read as follows:



       (a) The information set forth in the sections entitled "SUMMARY -- Selected Consolidated Financial Data of the Company" and "WHERE YOU CAN FIND MORE INFORMATION" of the Proxy Statement is incorporated herein by reference.



       (b)     No disclosure is made pursuant to Item 14(b).





ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


       Item 17 of the Schedule 13E-3 is hereby amended and supplemented to add the following exhibits and to read as follows:






       (b)(4) Presentation to the Special Committee of the Board of Directors prepared by U.S. Bancorp Piper Jaffray Inc. dated January 22, 1999.

       (d)(1) Amendment No. 1 to Proxy Statement, together with the proxy card.

                                     SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       June 4, 1999                    ROCK BOTTOM RESTAURANTS, INC.

                                             By:    /s/  William S. Hoppe
                                                -----------------------------
                                             Name:  William S. Hoppe
                                             Title: Executive Vice President,
                                                    Chief Financial Officer and
                                                    Chief Administrative Officer

                                             RB CAPITAL, INC.

                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                             Name:  Frank B. Day
                                             Title: President

                                             RBR ACQUISITION CORP.

                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                             Name:  Frank B. Day
                                             Title: President


                                             By:    /s/  Frank B. Day
                                                -----------------------------
                                                    Frank B. Day

                                             By:    /s/  Robert D. Greenlee
                                                -----------------------------
                                                    Robert D. Greenlee

                                             By:    /s/  David M. Lux
                                                -----------------------------
                                                    David M. Lux

                                             By:    /s/  Arthur Wong
                                                -----------------------------
                                                    Arthur Wong

                                   EXHIBIT INDEX



EXHIBIT
NUMBER                        DESCRIPTION
-------                       -----------
99(b)(4):   Presentation to the Special Committee of the Board of Directors
            prepared by U.S. Bancorp Piper Jaffray Inc. dated January 22, 1999.

99(d)(1)    Amendment No. 1 to Proxy Statement, together with the proxy card.
